Pay Mobile, Inc.
7695 SW 104th Street
Miami, FL 33156

July 12, 2012

Ms. Kathleen Collins
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pay Mobile, Inc.
SEC File No.: 001-16851

Dear Ms. Collins:

On behalf of Pay Mobile, Inc. and as President of the Company, please be advised that we hereby acknowledged that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Irma N. Colen-Alonso
Irma N. Colen-Alonso
President Pay Mobile, Inc.